



03022700

June 9, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
WASH, DC

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 044/2003**

  Subject: Report on the offering of warrants to purchase ordinary shares to directors, employees, and advisors for Grant II (ESOP Grant II)

  Date: June 9, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

6/18



June 9, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 044/2003**

  Subject: Report on the offering of warrants to purchase ordinary shares to directors, employees, and advisors for Grant II (ESOP Grant II)

  Date: June 9, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY |
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| *Received by:* |
| *Date:* |

Enclosure

Rule 12g3-2 (B) Exemption File No. 82-3140

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date June 9, 2003**

---

SH 044/2003

June 9, 2003

Subject: Report on the offering of warrants to purchase ordinary shares to directors, employees, and advisors for Grant II (ESOP Grant II)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 18,083,700 units of warrants to purchase the Company's ordinary shares to directors, employees and advisors (ESOP Grant II) at the price Baht 0 and exercise price Baht 13.67 per share on May 30, 2003.

The Company would like to inform you that the warrants to purchase ordinary shares to directors, employees and advisors have already been issued on May 30, 2003. The summary of terms and conditions for offering ESOP Grant II are as follows;

| | |
|---|---|
| Type of Warrants | Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer |
| Total Number of Warrants to be Offered | 18,083,700 units |
| Offering Price per Unit | Baht 0 (Baht zero) |
| Warrant Allocation Method | Allocation of warrants to the Company's directors, employees and advisors and not offering through the intermediary. |
| Exercise Ratio | One warrant per one ordinary share |
| Exercise Price | Baht 13.67 per share |
| Issued and offered Date | May 30, 2003 |